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                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                              ----------------
                                                              SEC FILE NUMBER
                                                              000-29207
                                                              ----------------
                                                              CUSIP NUMBER
                                                              G3529X106
                                                              ----------------


                          NOTIFICATION OF LATE FILING

(CHECK ONE): [] Form 10-K [] Form 20-F [] Form 11-K [X] Form 10-Q  []Form N-SAR

For Period Ended:  March 31, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:______________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                          FLAG Telecom Group Limited
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                            Full Name of Registrant


                  FLAG Telecom Holdings Limited ("Predecessor")
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                           Former Name if Applicable


                           Cedar House, 41 Cedar Avenue
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           Address of Principal Executive Office (STREET AND NUMBER)

                               Hamilton HM12, Bermuda
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                              City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date*; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The timing of the filing of the Form 10-Q is addressed more fully in Part III of this Form 12b-25.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced, the management of FLAG Telecom Group Limited (the "Registrant"), together with Ernst & Young LLP (the "Auditors"), who were retained in December 2002 as the auditors of the Registrant, determined that, in connection with the Auditor's audit of the Registrant's and Predecessor's financial statement for the year ended December 31, 2002, the Predecessor's financial statements for the years ended December 31, 2001 and 2000 must be restated prior to their inclusion in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 because the Predecessor's auditors have ceased operations. Due to the burden and expense of these reaudits, the Registrant has not been able to complete the reaudits yet and has not been able to complete its unaudited financial statements for the period ended March 31, 2003.

     Accordingly, the Registrant is not in a position to timely file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2003. The Registrant intends to file its Form 10-Q for the period ended March 31, 2003 as soon as reasonably practicable, simultaneously with the Registrant's filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2002 and Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kees Van Ophem         011             44 20 7317 0805
     ---------------        -----------     -----------------
     (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [] Yes   [X]No

     QUARTERLY REPORT ON FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2002 AND SEPTEMBER 30, 2002; ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [] Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             FLAG Telecom Group Limited
                     --------------------------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2003          By:    /s/Kees van Ophem
       -----------                 --------------------
                            Name:  Kees van Ophem
                            Title: General Counsel

                                     ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).